Vancouver Office:

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P.O. Box 12077

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Suite 2550

Barristers & Solicitors

555 West Hastings St.

Vancouver, B.C.

Canada V6B 4N5

Tel: (604) 684-2550

Fax: (604) 684-0916

E-mail: mshannon@devlinjensen.com

File Reference:   4020\045a

Via EDGAR

October 31, 2005

SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
Washington, D.C.
U.S.A., 20549-0405

Attention:        Mr. Mark Brunhofer, Staff Accountant, Division of Corporation Finance

Dear Mr. Brunhofer:

Re:

Sinovac Biotech Ltd. (the “Company”)
File No. 1-32371

INTENDED TIMING OF FILING OF AMENDED FORM 20-F IN ACCORDANCE WITH SEC COMMENT LETTER DATED OCTOBER 12, 2005

          We are counsel for the above-referenced Company and are writing on its behalf.  We are writing to advise the Securities and Exchange Commission (the “SEC”) that the Company was unable to file an amended Annual Report to the Form 20-F/A-2 that was filed on September 21, 2005, within 10 business days as set forth in the comments of the reviewing staff of the SEC ‘s comment letter dated October 12, 2005, and we anticipate that an amended Annual Report on Form 20-F/A-3 will be filed on or around November 22, 2005.

Association of Law Corporations

Securities and Exchange Commission
October 31, 2005

          On behalf of the Company we sincerely thank and appreciate the SEC’s ongoing cooperation in this matter.

                                                                                                  Yours very truly,

                                                                                                  DEVLIN JENSEN

                                                                                                   Per:

                                                                                                             /s/ Mike Shannon

                                                                                                             MICHAEL T. SHANNON